SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 4)*

Remark Media, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75954W107

(CUSIP Number)

405 Lexington Avenue, 32F

New York, New York 10174

Attention: Scott Booth

Telephone: (212) 984-2340

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 14, 2013

(See Explanatory Note)

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 6 Pages

CUSIP No.: 75954W107

1.	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Scott Booth

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER - 61,285
NUMBER OF
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER - 356,481
OWNED BY
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER - 61,285
PERSON
WITH
	10.	SHARED DISPOSITIVE POWER - 356,481

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

417,766
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14.	TYPE OF REPORTING PERSON

IN

Page 2 of 6 Pages

CUSIP No.: 75954W107

1.	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Eastern Advisors Capital Group, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER - 0
NUMBER OF
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER - 356,481
OWNED BY
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER - 0
PERSON
WITH
	10.	SHARED DISPOSITIVE POWER - 356,481

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

356,481
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14.	TYPE OF REPORTING PERSON*

OO

Page 3 of 6 Pages

CUSIP No.: 75954W107

1.	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Eastern Advisors Capital, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7.	SOLE VOTING POWER - 0
NUMBER OF
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER - 356,481
OWNED BY
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER - 0
PERSON
WITH
	10.	SHARED DISPOSITIVE POWER - 356,481

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

356,481
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14.	TYPE OF REPORTING PERSON*

CO

Page 4 of 6 Pages

EXPLANATORY NOTE

The Reporting Persons filed an initial Schedule 13D with respect to the Issuer on February 14, 2012 (the “Original 13D”). Item 5 of the Original 13D (as previously amended) is hereby amended and restated in its entirety as set forth below. The Reporting Persons are filing this Amendment No. 4 to reflect a change in the Issuer’s Common Stock outstanding as of November 14, 2013, as reported by the Issuer on a Form 10-Q filed on November 14, 2013.

ITEM 5. Interest in Securities of the Issuer.

(a) As of November 27, 2013, the date of filing of this Schedule 13D/A, the Fund directly owns 356,481 shares of Common Stock, representing 3.3% of all of the Issuer’s outstanding Common Stock. Eastern Advisors and Mr. Booth may each be deemed to beneficially own the shares of Common Stock directly owned by the Fund. Each disclaims beneficial ownership of such shares. Separately, Mr. Booth directly owns 61,285 shares of Common Stock, representing 0.6% of all of the Issuer’s outstanding Common Stock. The foregoing is based on 10,910,872 shares of Common Stock outstanding as of November 14, 2013, as reported on the Issuer’s Form 10-Q filed with the SEC on November 14, 2013.

(b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 356,481 shares of Common Stock directly owned by the Fund. Mr. Booth has sole power to vote or direct the vote of and to dispose or direct the disposition of the 61,285 shares of Common Stock directly owned by Mr. Booth.

(c) The Reporting Persons did not effect any transactions in the Common Stock since the filing of Amendment No. 3 to the Original 13D, other than as follows (all of which were effected by the Fund, in the open market):

Transaction Type	Transaction Date	Qty	Trade Price

Sell	10/10/2013	(8,140)	$3.64
Sell	10/21/2013	(10,864)	$3.73
Sell	10/22/2013	(19,967)	$3.81
Sell	10/23/2013	(3,750)	$3.75
Sell	10/24/2013	(400)	$3.81
Sell	10/25/2013	(4,154)	$3.72
Sell	10/28/2013	(4,600)	$3.73
Sell	10/29/2013	(2,900)	$3.61
Sell	10/30/2013	(3,365)	$3.46

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer’s outstanding Common Stock on or before November 14, 2013, based on the Issuer’s disclosure on such date that as of such date the number of outstanding shares of the Issuer’s Common Stock had increased to 10,910,872 shares (from 7,298,200 shares outstanding as of September 13, 2013, as disclosed by the Issuer on October 1, 2013).

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: November 27, 2013

SCOTT BOOTH
EASTERN ADVISORS CAPITAL GROUP, LLC
EASTERN ADVISORS CAPITAL, LTD.

By:	/s/ Scott Booth
Scott Booth, for himself and as Senior Managing Member of Eastern Advisors (for itself and on behalf of the Fund)

Page 6 of 6 Pages